PEMBINA PIPELINE CORPORATION

SUPPLEMENTAL FINANCIAL INFORMATION

Exhibit to June 30, 2017 Condensed Consolidated Interim Statements of Earnings and Comprehensive Income

The following ratio is for the **twelve month period** then ended.

	Twelve Months Ended June 30, 2017
Earnings coverage [1]	3.1x

[1] Earnings coverage is equal to profit attributable to owners of Pembina before borrowing costs and income taxes divided by borrowing costs (including capitalized costs) and dividend obligations on preferred shares.